Exhibit 1

 Announcement of Transfer of System Development and Service Operation
                 for Securities Brokers from Yamatane


     TOKYO--(BUSINESS  WIRE)--Aug.  20,  2004--Internet  Initiative  Japan  Inc.
(IIJ)(NASDAQ: IIJI), one of Japan's leading Internet access and comprehensive network solutions providers, today announced that IIJ Technology Inc. (IIJ-Tech), its 67.9% owned subsidiary, signed a memorandum of understanding with Yamatane, Inc., to acquire Yamatane's system development and services operations for securities brokers. Negotiations are under way to sign a definitive agreement on September 17, 2004, with the closing on October 1.
     Yamatane's securities system business develops and manages over-the-counter securities systems on a subcontracting basis for several securities companies, and its sales was approximately JPY2.3 billion. IIJ-Tech has a vast store of knowledge on online securities system development and management. This transfer of business will bring these two resources together to allow IIJ-Tech to create systems optimized for securities brokers who are taking advantage of deregulation of over-the-counter sales of the security broking business of banks and other changes in the financial sector. IIJ-Tech will aim to expand its business and strengthen its profitability by this acquisition.


Transfer of Operation Summary
Assets           All business rights to the securities system
                  operations and all tangible and intangible
                  assets associated with these operations
Consideration    The consideration of the transfer is currently being
                  discussed
Target date of signing definitive agreement       September 17, 2004
Target transfer Date                              October 1, 2004

Yamatane Business Summary
(1) Name Yamatane, Inc.
(2) Location 1-1-1 Echujima, Koto-ku, Tokyo
(3) Representative President Mikio Suzuki
(4) Established July, 1924
(5) Business Description
       Warehousing, Loading, Harbor transportation, Customs clearance,
        Freight transportation
       Wholesale sales of food products
       Import/export and sales of staple foods and foodstuffs, Trading in fine arts and other products
       Real estate reselling, brokering, renting, and management Retail sales and rental of computers and similar equipment Computer system operation and management services Software design, development, and sales for computers and similar equipment
(6) Employee 326 (As of March 31, 2004)
(7) Paid in Capital JPY8,044 million

IIJ Technology Business Summary
(1) Name IIJ Technology Inc.
(2) Location 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo
(3) Representative President Ryosuke Ariga
(4) Established November 26, 1996
(5) Business Description
       Network system integration services
       High-end storage, sub-networks, and other business platforms Internet business systems, business information system construction
       Consulting on various topics including EC, ISP/ICP, extranet, intranet, and ASP systems; system development, construction, operation, and monitoring
(6) Employee 268 (As of April 1, 2004)
(7) Paid in Capital JPY2.2 billion


    About IIJ

     Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is one of Japan's leading Internet-access and comprehensive network solutions providers. The company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design.

    About IIJ-Tech

     IIJ Technology Inc. (IIJ-Tech) was established in November 1996 by IIJ, Sumitomo Corp., Itochu Corp., Sumitomo Electric Industries, Hitachi Software Engineering, Sun Microsystems, Toyota, Hewlett Packard Japan and others. IIJ-Tech provides comprehensive Internet systems integration and consulting services for corporate networks and e-commerce systems.

    The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.


    CONTACT: IIJ Group Media/Investor Relations Office
             +81-3-5259-6310
             E-mail: press@iij.ad.jp
             http://www.iij.ad.jp/